

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 24, 2008

Murray S. Kessler
Chairman of the Board, Chief Executive Officer and President
UST Inc.
6 High Ridge Park, Building A
Stamford, Connecticut 06905

Re: **UST Inc.
Form 10-K for the fiscal year ended December 31, 2007
Filed February 22, 2008
Definitive Proxy Statement on Schedule 14A
Filed March 24, 2008
File No. 000-17506**

Dear Mr. Kessler:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                             Sincerely,

                             Rolaine S. Bancroft
                             Special Counsel